Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements of I.D. Systems, Inc. on Form S-8 (Nos. 333-87973, 333-134142, 333-134138, and 333-144709) and on Form S-3 (No. 333-116144) of our audit report dated December 1, 2009, except for note 11 as to which is March 17, 2010, with respect to the balance sheet of GE Asset Intelligence, a division of General Electric Capital Corporation, a wholly owned subsidiary of General Electric Company (GE), as of December 31, 2008, and the related statements of operations, GE net investment, and cash flows for the six-months then ended, which report appears in this Current Report on Form 8-K/A of I.D. Systems, Inc.

/s/ KPMG LLP

Stamford, Connecticut
March 23, 2010